FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of November 2002


                                  Marsulex Inc.

                        111 Gordon Baker Road, Suite 300
                          North York, Ontario, Canada
                                     M2H 3R1


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F              X                             Form 40-F
                    ------                                            -----


Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                                                  No                 X
                    ------                                            ------

                                                       MARSULEX
                                                       [GRAPHIC LOGO OMITTED]

NEWS RELEASE

                 MARSULEX REPORTS RESULTS FOR THIRD QUARTER 2002

TORONTO, Canada, November 6, 2002 -- Marsulex Inc. (TSX: MLX) today announced earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations of $8.8 million for the third quarter ending September 30, 2002. Revenue for the period was $34.0 million and net earnings from continuing operations were $1.2 million ($0.04 per share basic).

EBITDA from continuing operations for the nine months ended September 30, 2002 was $21.1 million. Net earnings were $1.7 million or $0.05 per share basic. Revenue for the period was $105.2 million.

Marsulex President and Chief Executive Officer, David Gee, said he was pleased with the performance which was in line with the Company's expectations. "The results reflect a strong performance from the Refinery Services Group and a continuation of the Western Markets Group's solid performance as well as the Company's ongoing investment in outsourced air pollution control technologies for electrical power generators." Mr. Gee said the results also underscored the stability of the Company's core Refinery Services and Western Markets businesses in the face of continuing challenging business conditions. EBITDA from the core businesses has totaled $38.6 million over the past four quarters. After allowing for corporate costs of approximately $2.3 million per quarter, the trailing 12 month EBITDA is over $29 million before the impact of the Company's continued investment in the power generation sector.

The Refinery Services group reported EBITDA of $5.9 million for the third quarter, the highest level recorded this year. The results include a modest contribution from the site emissions facility at the BP refinery in Whiting, Indiana which was completed during the quarter. The new facility was part of last year's agreement with BP to extend the term of existing spent acid regeneration contracts in Toledo and add responsibility for processing spent acid from the Whiting refinery.

Western Markets reported EBITDA of $5.1 million for this quarter. This performance was comparable to the same period last year after allowing for the eastern North American sulphur removal assets that were included until July 18 last year when they were sold to Chemtrade Logistics.

Construction of the major outsourcing project for Syncrude proceeded according to schedule during the quarter. The bid process for the Santee Cooper project in South Carolina was concluded. Contracts are yet to be awarded and the company is working towards securing acceptable financing through the construction period. The Power Generation Group also continued to work on research and development into new air quality compliance solutions for the power generation industry.

                                     -more-

Comparison of the results for the Company and its operating groups with the same period last year are affected by the sale of the Company's eastern North American sulphur removal assets to Chemtrade Logistics Income Fund (the Chemtrade Transaction) on July 18, 2001 and by the disposition of the Power Generation group's parts and service business at the end of January 2002 and its mechanical collectors business in the third quarter of last year. Contributions of the eastern North American sulphur removal assets are included in Western Markets' results for the nine months ended September 30, 2001 and the results of Refinery Services are similarly impacted by changes to certain contractual relationships that were restructured as a result of the Chemtrade Transaction. In addition, the consolidated statements of operations and cash flow for the first nine months of 2001 have been restated to reflect the disposal of the discontinued operations of BCT Chemtrade Corporation which were also sold as part of the Chemtrade Transaction.

During the third quarter, Marsulex successfully completed an offer to purchase up to US$44.2 million principal amount of its outstanding 9 5/8% Senior Subordinated Notes due 2008, at par, plus accrued interest. The offer fully satisfies the Company's obligation under the terms of the indenture relating to the Notes, as a result of the Chemtrade Transaction.

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.
                                                       ----------------
A conference call with analysts to review the third quarter 2002 results will be webcast live on www.newswire.ca/webcast on Thursday, November 7, 2002 at 10:00
a.m.            -----------------------


                                     # # # #
For further information:

David M. Gee                         or       Laurie Tugman
President and CEO                             Executive Vice President & CFO

Tel: (416) 496-4178                           Tel: (416) 496-4157

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

==================================================================================== ================== ======================
                                                                                        September 30,       December 31,
                                                                                             2002               2001
                                                                                         (unaudited)
------------------------------------------------------------------------------------ ------------------ ----------------------
Assets

Current assets:
  Cash and cash equivalents                                                               $ 30,980           $118,148
  Accounts receivable                                                                       31,795             32,050
  Due from Chemtrade Logistics (note 5c)                                                        --              4,000
  Note from Chemtrade Logistics (note 5c)                                                       --              4,305
  Inventories                                                                                2,055              3,217
  Future tax asset                                                                             991              1,171
  Prepaid expenses and other assets                                                          1,695                931
--------------------------------------------------------------------------------------    --------           --------
                                                                                            67,516            163,822

Property, plant and equipment                                                              129,667            111,873
Deferred charges and other assets, net of accumulated amortization                           6,338              8,698
Goodwill, net of accumulated amortization (note 3b)                                         58,402             58,899
--------------------------------------------------------------------------------------    --------           --------
                                                                                          $261,923           $343,292
======================================================================================    ===========================


Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                                        $  7,576           $ 11,274
  Accrued liabilities                                                                       13,692             21,259
  Income taxes payable                                                                          21              1,453
  Interest payable                                                                           2,312                 --
  Current portion of long-term debt                                                             --             41,885
--------------------------------------------------------------------------------------    --------           --------
                                                                                            23,601             75,871

Long-term debt                                                                              96,071            125,654
Deferred revenues                                                                            1,762              2,113
Other liabilities                                                                            9,901              9,993
Future tax liability                                                                        17,783             18,512
Minority interest                                                                           11,176              9,995

Shareholders' equity:
  Capital stock (note 8)                                                                    57,625             57,505
  Retained earnings                                                                         41,272             39,552
  Foreign currency translation adjustment                                                    2,732              4,097
--------------------------------------------------------------------------------------    --------           --------
                                                                                           101,629            101,154
--------------------------------------------------------------------------------------    --------           --------
                                                                                          $261,923           $343,292
======================================================================================    ==============   ===========

MARSULEX INC.
Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)

========================================================================== ========================== ==   ========== =============
                                                                              Three months ended             Nine months ended
                                                                                 September 30                   September 30
-------------------------------------------------------------------------- --------------------------- -   -------------------------
                                                                               2002          2001             2002         2001
                                                                                          (restated                   (restated
                                                                                        note 3c & 5b)               note 3c & 5b)
-------------------------------------------------------------------------- ------------ -------------- ------------ -------------
Revenue                                                                        $ 34,036      $ 48,655      $ 105,248      $ 193,676

Cost of sales and services                                                       20,369        30,982         65,576        124,520
--------------------------------------------------------------------------     --------      --------      ---------      ---------
Gross profit                                                                     13,667        17,673         39,672         69,156

Selling, general, administrative and other costs                                  4,883         8,818         18,563         36,480
Loss on disposal of property, plant and equipment                                    --            --             20             --
Depreciation                                                                      3,664         3,195         10,965         11,925
--------------------------------------------------------------------------     --------      --------      ---------      ---------
Earnings from continuing operations before the undernoted                         5,120         5,660         10,124         20,751

Unusual items (note 4)                                                           (1,251)       54,111          2,361         54,111
Foreign exchange loss (note 3c)                                                      --          (664)            --         (1,045)
Amortization of deferred charges                                                   (129)         (186)          (391)          (928)
Interest income                                                                     419         1,424          1,714          2,131
Interest expense                                                                 (1,975)       (3,716)        (9,342)       (13,014)
--------------------------------------------------------------------------     --------      --------      ---------      ---------
Earnings from continuing operations before income taxes, minority                 2,184        56,629          4,466         62,006
    interest and  amortization of goodwill
Income taxes
     Current                                                                        722         2,932          1,704          3,948
     Future                                                                        (154)        5,827           (152)         6,457
--------------------------------------------------------------------------     --------      --------      ---------      ---------
                                                                                    568         8,759          1,552         10,405

Minority interest                                                                   439           359          1,181          1,038
--------------------------------------------------------------------------     --------      --------      ---------      ---------
Earnings from continuing operations before amortization of goodwill               1,177        47,511          1,733         50,563
Amortization of goodwill, net of income taxes (note 3b)                              --         1,240             --          3,155
--------------------------------------------------------------------------     --------      --------      ---------      ---------
Earnings  from continuing operations                                              1,177        46,271          1,733         47,408
Earnings from discontinued operations, net of tax (note 5b)                          --        15,347             --         16,644
--------------------------------------------------------------------------     --------      --------      ---------      ---------
Net earnings                                                                   $  1,177      $ 61,618      $   1,733      $  64,052
==========================================================================     ========      ========      =========      =========
Earnings per share
    Basic before amortization of goodwill                                         $0.04          $1.51        $0.05         $1.61
    Basic from continuing operations                                              $0.04          $1.47        $0.05         $1.50
    Basic                                                                         $0.04          $1.96        $0.05         $2.03
    Diluted, before amortization of goodwill                                      $0.04          $1.49        $0.05         $1.59
    Diluted, from continuing operations                                           $0.04          $1.45        $0.05         $1.49
    Diluted                                                                       $0.04          $1.93        $0.05         $2.02

Consolidated Statement of Retained Earnings (Deficit) (unaudited)
For the nine months ended September 30, 2002 with comparative figures for 2001
(in thousands of dollars)
=================================================================================================================================
                                                                                                          2002          2001
-------------------------------------------------------------------------- ------------ -------------- ------------ -------------
Retained earnings (deficit), beginning of year:
    As previously reported                                                                                  $ 39,552     $(22,412)
    Adjustment on adoption of foreign currency translation (note 3c)                                              --       (1,522)
--------------------------------------------------------------------------------------------------------    --------     --------
    As restated                                                                                               39,552      (23,934)
    Premium on common stock purchased for cancellation (note 8a)                                                 (13)          --

Net earnings                                                                                                   1,733       64,052
--------------------------------------------------------------------------------------------------------    --------     --------
Retained earnings (deficit), end of period                                                                  $ 41,272     $ 40,118
========================================================================================================    ========     ========

MARSULEX INC.
Consolidated Statements of Cash Flow (unaudited)
(in thousands of dollars)

============================================================================ ========================= ==========================
                                                                               Three months ended         Nine months ended
                                                                                  September 30               September 30
---------------------------------------------------------------------------- ------------------------- --------------------------
                                                                                 2002         2001         2002          2001
                                                                                           (restated                  (restated
                                                                                           note 3c &                  note 3c &
                                                                                              5b)                        5b)
---------------------------------------------------------------------------- ------------ ------------ ------------- ------------
Cash provided by (used in):
Operating activities:
 Net earnings                                                                      $   1,177    $  61,618    $   1,733    $  64,052
 Items not affecting cash:
  Earnings from discontinued operations                                                   --      (15,347)          --      (16,644)
  Depreciation                                                                         3,664        3,195       10,965       11,925
  Loss on disposal of property, plant and equipment                                       --           --           20           --
  Unusual items (note 4)                                                               1,185      (54,111)      (2,427)     (54,111)
  Amortization of deferred charges and foreign exchange loss                             129          850          391        1,973
  Amortization of goodwill                                                                --        1,250           --        3,615
  Future income taxes                                                                   (154)       5,881         (152)       6,269
  Minority interest                                                                      439          359        1,181        1,038
  Other non cash items                                                                  (414)       1,063         (514)       1,248
--------------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                       6,026        4,758       11,197       19,365
Decrease (increase) in non-cash operating working capital, excluding cash
  and cash equivalents and current portion of long-term debt                           6,361      (15,148)      (9,272)     (18,036)
--------------------------------------------------------------------------------   ---------    ---------    ---------    ---------

Cash provided by (used in) continuing operations                                      12,387      (10,390)       1,925        1,329

Cash used in discontinued operations (note 5b)                                            --       (2,204)          --       (3,723)

Financing activities:
   Increase in common stock (note 8b)                                                     --           --          134           --
   Repurchase of common stock (note 8a)                                                  (27)          --          (27)          --
   Repayment of long-term debt (note 5d and note 10)                                 (69,492)     (37,723)     (69,492)     (37,723)
   Increase (decrease) in other liabilities                                               --          169           --          211
   Cash provided by (used) in discontinued operations (note 5b)                           --           76           --         (380)
--------------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                     (69,519)     (37,478)     (69,385)     (37,892)
Investment activities:
   Proceeds on disposals (notes 5 and note 6)                                             --      128,991        3,358      128,991
   Additions to property, plant and equipment                                         (7,881)      (5,041)     (25,510)     (14,063)
   Increase in deferred charges                                                           --       (1,264)          --       (2,906)
   Decrease (increase) in notes receivable (note 5c and note 6)                          787           --       (1,031)          --
   Acquisition of Harrowston Investment Limited (note 7)                                  --       (2,979)          --       (2,979)
   Note from Chemtrade Logistics (note 5c)                                                --       (4,305)       4,305       (4,305)
   Cash provided by discontinued operations (note 5b)                                     --       28,447           --       28,269
--------------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                      (7,094)     143,849      (18,878)     133,007

Foreign exchange loss on cash held in foreign currency                                  (379)      (1,018)        (830)      (1,176)
--------------------------------------------------------------------------------   ---------    ---------    ---------    ---------

Increase (decrease) in cash and cash equivalents                                     (64,605)      92,759      (87,168)      91,545

Cash and cash equivalents - beginning of period                                       95,585       30,785      118,148       31,999

--------------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Cash and cash equivalents - end of period                                          $  30,980    $ 123,544    $  30,980    $ 123,544
================================================================================   =========    =========    =========    =========

MARSULEX INC.
Notes to Consolidated Financial Statements

1.   Basis of presentation

     The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 3 below. These unaudited interim period financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statement and the accompanying notes included in the Company's 2001 Annual Report.

2. Certain 2001 balances have been reclassified to conform to presentation adopted in 2002.

3.   Changes in accounting policies:

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA. The adoption of Handbook Section 3870, "Stock-based compensation and other stock-based payments", had no impact on the Company's previously stated policy of accounting for stock options granted to employees as capital transactions. The adoption of certain provisions of Section 1581, "Business Combinations" relating to goodwill and intangible assets, and
     Section 3062, "Goodwill and other intangible assets", did not have an impact on the financial statements. The revisions to Section 1650, "Foreign Currency Translation" resulted in a decrease to the January 1, 2001 opening retained earnings of $1.5 million relating to the treatment of foreign currency translation for long-term debt. The details of the accounting policy changes are noted below:

     a.   Stock Compensation

          The Company follows the settlement method to account for stock options. Using this method, no expense is recognized for stock options as the strike price is set at the market price on the day the awards are issued. When the stock options are exercised, the proceeds received by the Company are credited to common stock. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002, the Company's results would have been as follows:

============================================================================== ========================== ======================
                                                                                  Three months ended        Nine months ended
         (in thousand of dollars, except per share amounts)                       September 30, 2002       September 30, 2002
------------------------------------------------------------------------------ -------------------------- ----------------------
Net earnings as reported                                                                    $ 1,177            $ 1,733
Adjustment for stock options                                                                    (57)              (141)
-----------------------------------------------------------------------------------         -------            -------
Pro forma net earnings                                                                      $ 1,120            $ 1,592
-----------------------------------------------------------------------------------         -------            -------

Pro forma basic earnings per share                                                          $  0.04            $  0.05
Pro forma diluted earnings per share                                                        $  0.04            $  0.05
===================================================================================         =======            =======

The fair value of each stock option granted in 2002 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

================================================================================================ =======================
                                                                                                   Nine months ended
                                                                                                   September 30, 2002
------------------------------------------------------------------------------------------------ -----------------------
Weighted-average exercise price                                                                            $3.95
Weighted-average fair value of options granted during the year                                             $2.13
Expected life of options (years)                                                                              10
Expected stock price volatility                                                                              30%
Expected dividend yield                                                                                       0%
Risk-free interest rate                                                                                     5.6%
================================================================================================ ===============

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 2

     b.   Business combinations and goodwill and other intangible assets:

          Effective July 2001, generally accepted accounting standards require that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. The Company does not have any intangible assets which would be classified separately from goodwill. Further, effective January 1, 2002 generally accepted accounting standards require that goodwill no longer be amortized, but instead tested for impairment at least annually by comparing carrying value of the reporting unit to the respective fair value in accordance with the provisions of Section 3062. The standard was implemented prospectively and as a result, the amortization of goodwill ceased.

          A review of business combinations prior to July 1, 2001 was performed by the Company with no changes required to the book values of goodwill and no previously unrecognized intangible assets were recorded. The Company has also performed the initial impairment test for goodwill and has determined that there is no impairment of the book value of goodwill. Had this new standard been applied in the three months and the nine months ended September 30, 2001 net earnings would have increased by $1.2 million (3.9 cents basic and diluted earnings per share) and $3.2 million (10.0 cents basic and diluted earnings per share), respectively.

     c.   Foreign currency translation:

          Effective January 1, 2002, generally accepted accounting standards were amended to eliminate the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences that the Company previously deferred and amortized are now charged directly to earnings. Prior year financial statements have been restated retroactively to adopt this new Section resulting in net earnings decreasing $0.3 million for the three months ended September 30, 2001 (1.0 cent basic and diluted earnings per share for the three months ended September 30, 2001). The balance of retained earnings at January 1, 2001 has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date.

4.   Unusual items:

    ======================================================================= ========================= ==========================
    (in thousand of dollars)                                                  Three months ended         Nine months ended
                                                                                 September 30               September 30
    ----------------------------------------------------------------------- ------------------------- --------------------------

                                                                                2002         2001         2002          2001
    ----------------------------------------------------------------------- ------------ ------------ ------------- ------------
Gain on disposal of sulphur removal assets (note 5a)                                    --      $ 64,768           --      $ 64,768
Expenses incurred on early retirement of debt (notes 5d and note 10)                (1,252)       (7,038)      (1,252)       (7,038)
Write-off of deferred charges                                                           --        (3,619)          --        (3,619)
Gain of disposal of parts and service business and other assets (note 6)
                                                                                        --            --        3,612            --
------------------------------------------------------------------------------     -------      --------      -------      --------
Total unusual items                                                                $(1,252)     $ 54,111      $ 2,360      $ 54,111
==============================================================================     =======      ========      =======      ========

5.   Sale of sulphur removal assets and BCT Chemtrade Corporation

     On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation
     (BCT), a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the Chemtrade Transaction) or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT.

     a. The sale of the sulphur removal services asset in eastern North America resulted in the following gain:

================================================================================================= =======================
Proceeds of disposition                                                                                          $ 128,142
Net book value and costs of sale                                                                                    63,374
---------------------------------------------------------------------------------------------------------        ---------
Gain on sale, before income taxes                                                                                   64,768
Income taxes                                                                                                        (9,921)
---------------------------------------------------------------------------------------------------------        ---------
Gain on sale, net of tax                                                                                         $  54,847
=========================================================================================================        =========



     b. The operations of BCT comprised one operating segment. Accordingly, for reporting purposes, the gain on the sale, the results of operations and cash flows of this business, to the date of sale, are presented and disclosed as discontinued operations. Additional information related to the discontinued operations is as follows:

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 3

================================================================================== ======================= =======================
(in thousands of dollars)                                                            Three months ended      Nine months ended
                                                                                     September 30, 2001      September 30, 2001
---------------------------------------------------------------------------------  ----------------------- -----------------------
Revenue                                                                                    $  5,798              $ 48,221
---------------------------------------------------------------------------------  ----------------              --------
Earnings from operations before depreciation                                                    508                 2,754
---------------------------------------------------------------------------------  ----------------              --------
Earnings before taxes                                                                           398                 2,379
Provision for income taxes                                                                      (80)                 (476)
Minority interest                                                                               (99)                 (387)
---------------------------------------------------------------------------------  ----------------              --------
Earnings from discontinued operations                                                      $    219              $  1,516

Gain on sale                                                                                 15,863                15,863
Provision for income taxes                                                                     (735)                 (735)
---------------------------------------------------------------------------------  ----------------              --------
Net gain on disposal                                                                         15,128                15,128
---------------------------------------------------------------------------------  ----------------              --------
Earnings from discontinued operations                                                      $ 15,347              $ 16,644
=================================================================================  ================              ========

Cash provided by (used in):
   Operating activities                                                                    $ (2,204)             $ (3,723)
   Financing activities                                                                          76                  (380)
   Investment activities                                                                     28,447                28,269
---------------------------------------------------------------------------------  ----------------              --------
Increase in cash and cash equivalents from discontinued operations                         $ 26,319              $ 24,166
=================================================================================  ================              ========

     c. As part of the Chemtrade Transaction, Chemtrade Logistics Inc. owed the Company $4.0 million at December 31, 2001 relating to the finalization of working capital, of which $1.3 million was collected during second quarter 2002 and the remainder will be collected over the next three years and is recorded in other assets. The note in the amount of $4.3 million pursuant to an escrow agreement was received in January 2002.

     d. On July 18, 2001 the Company fully retired its outstanding 10.21% Senior Notes and cancelled its US $50,000,000 operating credit facility at an expense of $7,038,000. These expenses included the write-off of deferred debt issuance costs and foreign exchange costs of $4,344,000 and a make-whole payment of $2,694,000.

6.   Disposal of parts and service business and other assets:

     On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

                                                                                                         (in thousands of dollars)
----------------------------------------------------------------------------------------------------------------------------------
     Proceeds of disposition                                                                                      $6,545
     Net book value and costs of sale                                                                              2,933
---------------------------------------------------------------------------------------------------------         ------
     Gain on sale, before income taxes                                                                             3,612
     Income taxes                                                                                                     --
---------------------------------------------------------------------------------------------------------         ------
     Gain on sale, net of tax                                                                                     $3,612
=========================================================================================================         ======

7.   Acquisition of Harrowston Investments Limited:

     On July 17, 2001, the Company purchased the shares of Harrowston Investments Limited from its major shareholder, Harrowston Inc. for $2,979,000; principal assets of Harrowston Investments Limited comprised of future income tax assets. Harrowston Investment Limited was merged with the Company.

8.   Capital stock

     a. On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid (NCIB) pursuant to which the Company may purchase 1,339,053 of its common shares issued and outstanding. The NCIB commenced on February 1, 2002 and will terminate on January 31, 2003 or such earlier date as the Company completes its purchases. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the quarter ended September 30, 2002, the Company acquired 7,500 shares for cancellation for total cash proceeds of $27,000.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 4

     b. During the second quarter 2002, the Company issued 60,000 common shares for cash proceeds of $133,800 upon the exercise of stock options.

9.   Income taxes

     The overall effective income tax rate for the nine months ended September 30, 2002 was 34.8% compared to the statutory rate of 38.6% and to the prior year effective rate of 15.0%. The effective income tax rate for the three months ended September 30, 2002 was 26.0% compared to 14.6% for the same period in 2001.

     Given the nature and location of its operations, the Company would have expected a tax rate of 37.0%. The effective rate can vary from the expected rate due to the amount of current and prior year losses, the benefit of which has not been recognized, and the costs associated with the Company's current level of debt. The rate may fluctuate from period to period.

     The Company currently incurs approximately $2.0 million in cash taxes each year. Management expects this to continue into the near future given the significant tax losses available to offset future increases in taxable income.

10.  Offer to purchase bonds

     On August 20, 2002 the Company completed the July 15, 2002 offer to purchase its 9 5/8% Senior Subordinated Notes by purchasing the obligated amount of US$44.2 million principal at par plus accrued interest of US$0.6 million. Although US$47.2 million was tendered, under both the terms of the offer and the indenture, the Company was only obligated to purchase up to the amount of unutilized cash proceeds resulting from the Chemtrade Transaction.

     As part of the purchase, the Company incurred expenses of $1,252,000 comprised of writing off of deferred debt issuance costs of $1,185,000 and expenses incurred on the transaction of $67,000.

11.  Segments

     The Company's activities are divided into four reportable segments. The three operating segments are Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

     Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

     Western Markets provides environmental removal services, as well as chemical products, to customers in Western Canada and until July 18, 2001 included the sulphur removal services in Eastern North America that was sold as part of the Transaction.

     Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The segment also provides services to the cement industry through its patented CP-Gyp process.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 5

Schedule of business segments (unaudited)
For the three months ended September 30
(in thousands of dollars)
------------------------   -----------------   -----------------   ------------------   ------------------    ------------------
                           Refinery Services   Western Markets(2)  Power Generation     Corporate Support           Total
------------------------   -----------------   -----------------   ------------------   ------------------    ------------------
                             2002     2001      2002       2001     2002        2001     2002        2001      2002       2001
------------------------   -------   -------   -------   -------   -------    -------   -------    -------    -------   -------
Revenue from external
 customers                 $17,327   $18,459   $14,052   $18,613   $ 2,657    $11,583   $    --    $    --    $34,036   $48,655
========================   =======   =======   =======   =======   =======    =======   =======    =======    =======   =======

Earnings (loss) from
 continuing operations
 before depreciation,
 including loss on
 disposal                  $ 5,888   $ 5,354   $ 5,140   $ 5,427   $  (501)   $   760   $(1,743)   $(2,686)   $ 8,784   $ 8,855
Depreciation, including
 loss on disposal            3,001     2,507       327       588       282         44        54         56      3,664     3,195
========================   =======   =======   =======   =======   =======    =======   =======    =======    =======   =======

Earnings (loss) from
 continuing operations
 before the undernoted     $ 2,887   $ 2,847   $ 4,813   $ 4,839   $  (783)   $   716   $(1,797)   $(2,742)   $ 5,120   $ 5,660
========================   =======   =======   =======   =======   =======    =======   =======    =======    =======   =======

Capital expenditures
 from continuing
 operations                $   908   $ 3,761   $    92   $    60   $ 6,811    $ 1,220   $    70         --    $ 7,881   $ 5,041
========================   =======   =======   =======   =======   =======    =======   =======    =======    =======   =======

Schedule of business segments (unaudited)
For the nine months ended September 30
(in thousands of dollars)
========================== ===================== ===================== ====================   =====================
                            Refinery Services     Western Markets(2)    Power Generation       Corporate Support
========================== ===================== ===================== ====================   =====================
                             2002       2001       2002       2001       2002       2001        2002       2001
-------------------------- ---------- ---------- ---------- ---------- ---------- ---------   ---------- ----------
Revenue from external
 customers                   $ 51,988   $ 52,559   $40,919   $102,748   $ 12,341    $ 38,369     $--          $--
========================== ===================== ===================== ====================   =====================

Earnings (loss) from
 continuing operations
 before depreciation,
 including loss (gain)
 on disposal                 $ 15,291   $ 17,543   $14,634   $ 25,631   $ (1,157)   $ (1,066)   $ (7,659)   $  (9,432)
Depreciation, including
 loss (gain) on disposal        8,980      7,709       976      3,703        867         147         162          366
========================== ===================== ===================== ====================   =====================

Earnings (loss) from
 continuing operations
 before the undernoted       $  6,311   $  9,834   $13,658   $ 21,928   $ (2,024)   $ (1,213)   $ (7,821)   $  (9,798)
========================== ===================== ===================== ====================   =====================

Capital expenditures
 from continuing
 operations                  $ 11,552   $  8,175   $   377   $    551   $ 13,423    $  5,256    $    158    $      81
========================== ===================== ===================== ====================   =====================

Total assets before
 goodwill (1)                $120,999   $103,385   $23,106   $ 23,742   $ 20,630    $ 21,089    $ 38,786    $ 136,177
Goodwill, net of
 amortization (1)              46,002     46,425     4,468     4, 468      7,932       8,006          --           --
--------------------------   --------   --------   -------   --------   --------    --------    --------    ---------
Total assets (1)             $167,001   $149,810   $27,574   $ 28,210   $ 28,562    $ 29,095    $ 38,786    $ 136,177
--------------------------   --------   --------   -------   --------   --------    --------    --------    ---------

(1)  2001 assets are at December 31

(2) Includes the sulphur removal services in eastern North America until July 18th for the quarter and the nine months in 2001.


(TABLE CONTINUED)

Schedule of business segments (unaudited)
For the nine months ended September 30
(in thousands of dollars)
========================== =====================
                               Total
========================== =====================
                             2002       2001
-------------------------- ----------  ---------
Revenue from external
 customers                   $105,248   $193,676
========================== ==========  =========

Earnings (loss) from
 continuing operations
 before depreciation,
 including loss (gain)
 on disposal                 $ 21,109   $ 32,676
Depreciation, including
 loss (gain) on disposal       10,985     11,925
========================== ==========  =========

Earnings (loss) from
 continuing operations
 before the undernoted       $ 10,124   $ 20,751
========================== ==========  =========

Capital expenditures
 from continuing
 operations                  $ 25,510   $ 14,063
========================== ==========  =========

Total assets before
 goodwill (1)                $203,521   $284,393
Goodwill, net of
 amortization (1)              58,402     58,899
--------------------------   --------   --------
Total assets (1)             $261,923   $343,292
--------------------------   --------   --------

(1)  2001 assets are at December 31

(2) Includes the sulphur removal services in eastern North America until July 18th for the quarter and the nine months in 2001.

MARSULEX INC.  -  THIRD QUARTER 2002

Management's Discussion & Analysis

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes.

REVIEW OF THIRD QUARTER 2002

The results for the third quarter were in line with expectations and reflected a solid operating performance from the Refinery Services group; steady results from the Company's operations in western Canada; and ongoing investment in outsourced air quality compliance services for the power generation industry. Construction of the Refinery Services group's site emissions facility at BP's Whiting, Indiana refinery, part of a package of environmental services provided to BP in Whiting and Toledo, was completed during the quarter. The results included fees earned from the start-up of the facility. The Power Generation group focused on executing the new outsourcing projects for Syncrude in western Canada and Santee Cooper in South Carolina, as well as continuing research and development of new air quality compliance solutions for the power generation industry.

On August 20, 2002 the Company completed the offer, announced on July 15, 2002 to purchase up to US$44.2 million of its 9 5/8% Senior Subordinated Notes. The offer was made under the terms of the indenture relating to the Notes, as a result of the Chemtrade Transaction. A total principal amount of US$47.2 million was tendered. The Company acquired US$44.2 million principal amount of the Notes plus accrued interest of US$0.6 million, fulfilling its obligations under the terms of the indenture. The repurchase of the Senior Subordinated Notes has reduced interest costs by approximately US$1.1 million per quarter.

RESULTS OF OPERATIONS

The Company is focused on providing outsourced environmental compliance solutions to two principal industries: oil refining and electric power generation. These services are provided through three operating segments:
Refinery Services, Western Markets and Power Generation. A fourth, non-operating segment, Corporate, provides project execution support, finance, information systems, human resources, and risk management to the operating segments.

Comparison of the results of the Company and its operating groups with the same period last year are affected by the sale of the Company's sulphur removal assets in North America to Chemtrade Logistics Income Fund (the Chemtrade Transaction) that was completed on July 18, 2001 and by the disposition of non-core businesses of the Power Generation group in the third quarter of 2001 and in January 2002. Contributions of the eastern North American sulphur removal assets are included in Western Markets results for the nine months ended September 30, 2001, and the results of Refinery Services are affected by changes to certain contractual relationships that were restructured as a result of the Chemtrade Transaction. In addition, the consolidated statements of operations and cash flow for the nine months ended September 30, 2001 have been restated to reflect the disposal of the discontinued operations of BCT Chemtrade Corporation (which were also sold as part of the Chemtrade Transaction).

Revenue and Gross Profit

Consolidated revenue was $34.0 million for the third quarter 2002, down $14.7 million, or 30.2% from $48.7 million for the same period in 2001. Revenue for the nine months was $105.2 million for 2002 compared with revenue of $193.7 million for the nine months ended September 30, 2001, a decline of $88.5 million or 45.7%. The decline reflects the impact of the Chemtrade Transaction as the third quarter and nine months ended in 2001 included the results for the sulphur removal assets in eastern North America to July 18, 2001 and the disposal of Power Generation assets.

Similarly, gross profit for the third quarter of 2002 was $13.7 million, a decrease of $4.0 million or 22.6% from the same period in 2001. For the nine months ended September 30, 2002 gross profit was $39.7 million a decrease of $29.5 million or 42.6% when compared to the same period of 2001. Gross profit as a percentage of revenue increased from 36.3% for the third quarter of 2001 to 40.3% for the same period of 2002 and from 35.7% for the nine months ended September 30, 2001 to 37.7% for the same period of 2002.

Refinery Services provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.

Refinery Services' revenue was $17.3 million for the third quarter of 2002 compared to $18.5 million for the third quarter in 2001 and $52.0 million for the nine months of 2002 compared to $52.6 million for the same period in 2001. The third quarter revenue was in line with expectations and included the fees earned from the start up of the BP Whiting facility.

Western Markets provides environmental removal services as well as chemical products to customers in Western Canada. The group produces a range of water treatment and other sulphur-based chemicals at four plants based in three locations in Western Canada. For example, it is one of the leading producers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.

Revenue for Western Markets in the third quarter of 2002 was $14.1 million compared with $18.6 million for the same period in 2001, a decrease of 24.2%. The revenue for the nine months ended September 30, 2002 was $40.9 million, down $61.8 million or 60.2% from the same period in 2001. The 2001 revenue includes revenue until July 18, 2001 relating to the sulphur removal assets included in the Chemtrade Transaction. The lower revenue in 2002 compared to similar periods in 2001 reflects the sale of these assets on July 18, 2001. On a comparable basis, the revenue for Western Markets was similar to the prior year. When the effects of the Chemtrade Transaction are ignored, Western Markets' revenue for the nine months reflects strong seasonal demand in the second quarter of 2002 for the Company's water treatment and pulp and paper bleaching chemicals and is the primary reason for the increase over the same periods in 2001.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. The group also provides services to the cement industry through its patented CP-Gyp process which uses a by-product of the scrubbing process used by some manufacturers and combines it with cement kiln dust to produce a useable cement additive.

Revenue for the Power Generation group was $2.7 million in the third quarter of 2002, down 76.7% from $11.6 million for the same period in 2001. For the nine months ended September 30, 2002, revenue was $12.3 million compared to $38.4 million for the same period of 2001, a 68.0% decrease. The decrease reflected the disposal of the parts and service business in the first quarter of 2002 and the sale of the mechanical collectors business in the third quarter of last year. Revenue for the third quarter was largely composed of fees earned during the quarter while the nine months results included revenue from the major FGD system installation for Virginia Power which was substantially completed in the first quarter of this year.

Selling, General, Administrative and Other Costs

Selling, general, administrative and other ("SGA") costs were $4.9 million in the third quarter of 2002 compared to $8.8 million for the same period in 2001, a decrease of $3.9 million or 44.3%. For the nine months ended September 30, 2002, SGA costs of $18.6 million were down $17.9 million or 49.0% from $36.5 million for the same period in 2001. The decrease in SGA costs was due primarily to dispositions associated with the Chemtrade Transaction and the sale of non-core assets in Power Generation. SGA costs for the third quarter and nine months ended September 30, 2001 included the impact of the sales of the sulphur removal assets, the mechanical collectors business, and the parts and service business.

As a percent of revenue, SGA costs were 14.4% for the third quarter of 2002 (18.1% for the same period in 2001) and 17.7% for the nine months ended September 30, 2002 (18.8% for the same period in 2001).

Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's calculation of EBITDA:

====================================================== ============================ =============================
                                                           Three months ended            Nine months ended
(in thousand of dollars)                                      September 30                 September 30
------------------------------------------------------ ---------------------------- -----------------------------
                                                            2002          2001          2002           2001
                                                                      (restated (1))              (restated (1))
------------------------------------------------------ -------------- ------------- ------------- ---------------
Revenue                                                  $34,036         $48,655       $105,248       $193,676

Cost of sales and services                                20,369          30,982         65,576        124,520

------------------------------------------------------   -------         -------       --------       --------
Gross profit                                              13,667          17,673         39,672         69,156

Selling, general, administrative and other costs           4,883           8,818         18,563         36,480
------------------------------------------------------   -------         -------       --------       --------
EBITDA                                                   $ 8,784         $ 8,855       $ 21,109       $ 32,676
======================================================   =======         =======       ========       ========
(1)  See notes 5b of the unaudited interim consolidated financial statements

EBITDA for the third quarter of 2002 was $8.8 million compared to $8.9 million for the same period in 2001. For the nine months ended September 30, 2002, EBITDA decreased $11.6 million to $21.1 from $32.7 million for the same period in 2001. The decrease in EBITDA for the nine months ended September 30, 2002 is attributable primarily to the inclusion of the results of the sulphur removal assets in eastern North America in the prior periods.

Third quarter 2002 EBITDA for Refinery Services was $5.9 million compared to $5.4 million for the third quarter of 2001 and $15.3 million for the nine months ended September 30, 2002 compared to $17.5 million for the same period of 2001. The Montreal plant continued the strong performance that it has delivered all year, and the Toledo plant operated at capacity throughout the period. The third quarter results included the fees earned from the newly constructed site emissions facility at BP Whiting. However, comparability with results of the prior periods is impacted by changes to contractual relationships with Irving Oil that were restructured as a result of the Chemtrade Transaction. Prior to the Chemtrade Transaction, Marsulex processed spent acid for Irving's Saint John refinery and as part of a major refinery expansion and upgrade, Irving constructed its own on-site regeneration facility and Marsulex entered into a new agreement with Irving to remove and distribute the excess sulphuric acid produced by the new facility. The impact of the loss of the Irving regeneration volume was more than offset by the new BP Whiting relationship. This year's earnings from the Irving regeneration volume have substantially disappeared as they complete their transition to their new regeneration facility, and the acid resale contract which replaced it was sold to Chemtrade.

Western Markets' EBITDA for the third quarter of 2002 was $5.1 million compared to $5.4 million for the same period in 2001 and included the results from the sulphur removal assets for only 18 days. For the nine months ended September 30, 2002, Western Markets' EBITDA was $14.6 million compared to $25.6 million for the same period of 2001 reflecting the inclusion of the results from sulphur removal assets in 2001 until July 18. On a comparable basis, Western Markets' EBITDA was essentially flat to last year for the third quarter and ahead of last year for the nine months ended September 30, 2002 reflecting seasonal demand in the second quarter for the Company's water treatment and pulp and paper bleaching chemicals.

EBITDA for Power Generation for the third quarter of 2002 was a loss of $0.5 million compared to earnings of $0.8 million for the third quarter of 2001, while EBITDA for the nine months ended September 30, 2002 was essentially flat when compared to the same period in 2001.

Corporate costs for the third quarter of 2002 of $1.7 million included a foreign exchange gain on US denominated working capital of $0.9 million.

Depreciation and Amortization

Depreciation expense for the third quarter of 2002 was $3.7 million compared to $3.2 million for the same period in 2001, an increase of $0.5 million or 15.6%. For the nine months ended September 30, 2002, depreciation was $11.0 million compared to $11.9 million for 2001 largely attributable to the reduction in depreciation due to the disposition of fixed assets in the Chemtrade Transaction.

The Company has adopted the new Canadian Institute of Chartered Accountants'
(CICA) Handbook Section 3062, "Goodwill and other intangible assets", effective January 1, 2002. Under this section the Company no longer amortizes goodwill, but instead goodwill will be tested annually for impairment by comparing the carrying value of the reporting unit to the respective fair value. A review of business combinations prior to July 1, 2001 was performed by the Company with no changes required to the book values of goodwill and no previously unrecognized intangible assets were recorded. The Company completed the annual impairment test for goodwill during the second quarter and determined that there was no impairment of the book value of goodwill. Had this new standard been applied in the three months and the nine months ended September 30, 2001, net earnings would have increased by $1.2 million and $3.2 million respectively.

Foreign Exchange Loss (Change in accounting policy)

Under the CICA Handbook revision to Section 1650, "Foreign currency translation", foreign currency translation differences from the translation on the Senior Notes outstanding as at September 30, 2001 are no longer deferred and amortized but rather taken directly into income. Therefore, in accordance with the revision, the net earnings for the third quarter have been restated to reflect a decrease of $0.3 million. In addition, the January 1, 2001 opening retained earnings has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date. There is no impact to the third quarter and nine months ended September 30, 2002 and September 30, 2001 earnings because the Senior Notes were fully retired on July 18, 2001 as part of the Chemtrade Transaction.

Interest Expense, Net

Net interest expense was $1.6 million in the third quarter of 2002, a decrease of $0.7 million or 30.4% over the $2.3 million net expense for the same period in 2001 and is the result of the purchase of the Senior Subordinated Notes. For the nine months, net interest expense was $7.6 million, a decrease of $3.3 million or 30.3% from the net interest expense of $10.9 million for the same period last year reflecting the reduced debt level of the Company.

Income Taxes

The overall effective income tax rate for the nine months ended September 30, 2002 was 34.8% compared to the statutory rate of 38.6% and to the prior year effective rate of 15.0%. The effective income tax rate for the three months ended September 30, 2002 was 26.0% compared to 14.6% for the same period in 2001.

Given the nature and location of its operations, the Company would have expected a tax rate of 37.0%. The effective rate can vary from the expected rate due to the amount of current and prior year losses, the benefits of which have not been recognized, and the costs associated with the Company's current of debt. The rate may fluctuate from period to period.

The Company currently incurs approximately $2.0 million in cash taxes each year. Management expects this to continue into the near future given the significant tax losses available to offset future increases in taxable income.

CONSOLIDATED BALANCE SHEETS

Total assets were $261.9 million at September 30, 2002 compared to $343.3 million at December 31, 2001.

The net book value of property, plant, and equipment at September 30, 2002 increased by $17.8 million over the December 31, 2001 balance of $111.9 million. This increase is primarily due to capital additions during the nine months ended September 30, 2002 of $25.5 million reduced by depreciation expense of $11.0 million, disposals, and the impact of a stronger Canadian dollar versus the US dollar for US property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable decreased by $0.3 million to $31.8 million from the December 31, 2001 balance of $32.1 million. Accounts payable decreased by $3.7 million to $7.6 million from the December 31, 2001 balance of $11.3 million, while accrued liabilities decreased $7.6 million when compared to the December 31, 2001 balance of $21.3 million largely due to the reduced activity on the major Power Generation project substantially completed in the first quarter of 2002. Inventory has decreased $1.1 million as a result of the disposal of the parts and services business in January of 2002. Prepaid expenses at the end of the third quarter increased by $0.8 million due to prepaid insurance. The $4.3 million owed pursuant to an escrow agreement was collected in January of 2002. The amount of $2.7 million owed by Chemtrade Logistics Inc. relating to the finalization of the working capital remains outstanding with $1.3 million being collected during the second quarter of 2002 and the remainder due over the next three years.

On August 20, 2002 the Company completed the July 15, 2002 offer to purchase its 9 5/8% Senior Subordinated Notes by purchasing the obligated amount of US$44.2 million principal at par plus accrued interest of $0.6 million. Although US$47.2 million was tendered, under both the terms of the offer and the indenture the Company was only obligated to purchase up to the amount of unutilized cash proceeds resulting from the Chemtrade Transaction. In addition, the remaining debt decreased by $0.9 million during the nine months of 2002 due to the strengthening of the Canadian dollar versus its US counterpart. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding
                                                                    September 30, 2002         December 31, 2001
--------------------------------------------------------------- --------------------------- -------------------------
Number of common shares                                                  26,833,550                  26,781,050
Number of convertible shares, non-voting                                  4,720,182                   4,720,182
Number of options                                                         2,729,750                   2,736,500

During the second quarter, 60,000 common shares were issued upon the exercise of stock options for cash proceeds of $133,800.

On January 29, 2002, the Company filed a Notice of Intention to make a Normal Course Issuer Bid with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,339,053 of its common shares, representing approximately 5% of its 26,781,050 issued and outstanding common shares. During the nine months ended September 30, 2002 the Company acquired 7,500 shares for $27,150 for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

The Company continues to believe that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a discount to management's estimate of the underlying net asset value of the shares.

The adoption of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" by the Company effective January 1, 2002, had no impact on the Company's previously stated policy of accounting for stock options granted to employees as capital transactions.

Financial Condition & Liquidity

(in millions of dollars)                                           September 30, 2002         December 31, 2001
-------------------------------------------------------------- --------------------------- -------------------------
Debt                                                                    $   96.1                  $   167.5
Debt to Equity                                                              0.9x                       1.7x
Net debt (1)                                                            $   65.1                  $    49.4
Net debt to EBITDA (2)                                                      2.3x                       1.3x
Net debt to Equity                                                          0.6x                       0.5x
Interest coverage (EBITDA to interest expense)                              2.3x                       2.3x
============================================================== =========================== =========================
(1)  Net debt is defined as total debt less cash and cash equivalents.

(2) EBITDA for the last twelve months ended September 30, 2002 includes the results of the sulphur removal assets in eastern North America for the period ending July 1, 2001 to July 17, 2001.


Cash and cash equivalents at the end of the third quarter 2002 were $31.0 with excess cash continuing to be invested in short-term, interest-bearing deposits. This cash, together with any new operating credit facility, will be utilized for, but not limited to, acquisitions or expansions of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets.

As a result of the Chemtrade Transaction on July 18, 2001, the Company was obligated to make an offer within 380 days to purchase the Senior Subordinated Notes. Under the terms of the indenture, the total amount offered was limited to the net cash proceeds from the Chemtrade Transaction reduced by the repayment of the Senior Notes and funds committed and applied on capital projects in the next 360 days. Notwithstanding the foregoing, the Company was not required to purchase more than 25% of the original principal amount (US $26,250,000) prior to the fifth anniversary, June 30, 2003, and accordingly this amount has been recorded as the current portion of long-term debt at June 30, 2002 and at December 31, 2001. The remaining amount, if any, would be required to be included in a second offer to purchase to be made on the fifth anniversary. As previously noted, on August 20, 2002 the Company completed the offer purchase a portion of the Senior Subordinated Notes fully satisfying its obligation under the terms of the indenture and therefore the Company will not be making a second offer on the fifth anniversary of the Senior Subordinated Notes.

Currently the Company has commitments in excess of $200 million relating to the Syncrude and Santee Cooper projects. These commitments exceed current cash balances and internally generated cash; therefore, the Company intends to raise funds to cover its commitments during the construction period of the two projects. Any funds remaining as a result of Senior Subordinated Notes not being tendered would be used to satisfy capital commitments during the construction period. Although the Company's financial indicators had improved subsequent to the Chemtrade Transaction, the assumption of increased debt during the construction period will cause these indicators to change until the projects are completed.

Until new financing is in place, the Company is at risk as to the availability of new credit and the associated interest rates.

Working Capital

The Company's working capital, excluding cash and cash equivalents and current portion of long-term debt, was $12.9 million at September 30, 2002 compared to $11.7 million at December 31, 2001. The $1.2 million increase in working capital was primarily the result of the decrease in accounts payable and accrued liabilities. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The increase in working capital resulted in an increase in the current ratio, excluding cash and cash equivalents and the current portion of long-term debt, from 1.34:1 in 2001 to 1.55:1 in 2002.

CONSOLIDATED STATEMENTS OF CASH FLOWS

During the third quarter of 2002, the Company generated $6.0 million in cash from operations before changes in non-cash working capital, compared to $4.8 million for the same period in 2001 and is the result of the lower net interest expense and current taxes. For the nine months ended September 30, 2002, $11.2 million in cash from operations before changes in non-cash working capital was generated, compared to $19.4 million for the same period in 2001. The decrease for the nine months ended September 2002 was due to the lower EBITDA resulting from inclusion of the sulphur removal assets in eastern North America until July 18, 2001.

Cash and cash equivalents at the end of the third quarter of 2002 was $31.0 million down from $118.1 million at December 31, 2001. Cash provided by operations, cash generated by the disposal of non-core Power Generation assets, and the amounts collected from Chemtrade Logistics relating to the Chemtrade Transaction were offset by the purchase of the Senior Subordinated Notes, the capital additions and an increase in non-cash working capital.

Capital expenditures for the third quarter of 2002 were $7.9 million compared to $5.0 million for the same period of 2001 and $25.5 million for the nine months of 2002 compared to $14.1 million for the nine months of 2001. The increase for the nine months ended September 30, 2002 was primarily due to the increase in capital expenditures associated with the BP Whiting project on which construction was completed in the third quarter of 2002.

Construction on the Syncrude project is under way. As a result of the fixed price contracts the Company has in place, the current labour conditions of the Fort McMurray area should not have any significant impact on the Company's timing or expected capital investment for the project. The project is scheduled for completion and startup in 2004, with the startup tied to the overall completion of the Upgrader project.

The bid process for the Santee Cooper project has concluded with contracts yet to be awarded as the Company is working towards securing financing through the construction period that provides an acceptable risk profile to Marsulex.

OUTLOOK

The steady performances of the Company's core businesses in the third quarter are expected to continue in the final quarter of the year, with the usual allowances for seasonal factors. This would produce earnings for 2002 in line with the prior year's results.

The trailing four quarters EBITDA for the core businesses of $38.6 million, less the trailing four quarters of corporate costs of approximately $2.3 million per quarter, suggests an annual EBITDA for the core businesses of over $29 million before the impact of Power Generation.

In addition to optimizing the revenue potential of these businesses and looking for broadened relationships, the Company is also paying close attention to cost controls and has taken a number of initiatives in this area in recent months.

The Power Generation group will continue to focus on execution of the Syncrude and Santee Cooper projects and on the development of new air quality compliance solutions for power generators.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

--------------------------------------------------------------------------------
MARSULEX                              2002                                  Q3
                              THIRD QUARTER REPORT
--------------------------------------------------------------------------------

                               President's Letter


Marsulex produced solid results for the third quarter ended September 30, 2002, demonstrating again that the Company's well-established core businesses are able to generate predictable high quality earnings and cash flow.

As noted in previous reports and elsewhere in this report, comparison of this year's results to the same periods last year is not particularly meaningful because of the Chemtrade Transaction. As well, the restructuring of certain contractual relationships in the Refinery Services group as a result of the Chemtrade Transaction and the disposition of non-core businesses of the Power Generation group last year and early this year also make comparisons difficult.

Operations

The Refinery Services group had its strongest quarter of the past 15 months, generating EBITDA of $5.9 million which was 9% higher than the same quarter last year, and 16% ahead of the second quarter this year. The group's Montreal plant again performed well as it has all year, and the Toledo plant operated at capacity. The results included fees from the Marsulex-owned site emissions facility at the BP refinery in Whiting, Indiana that was completed during the quarter.

Western Markets group had another solid quarter, posting EBITDA of $5.1 million. These results were consistent with the same quarter last year after allowing for the effect of the eastern North American sulphur removal assets that were included for approximately two and a half weeks until their sale to Chemtrade.

The results are an affirmation that our core businesses with their solid long-term customer relationships provide a sound base of earnings as well as a foundation for further growth. Taking the past four quarters, which allows for seasonality, Refinery Services and Western Markets produced EBITDA of $38.6 million. Our corporate costs on a trailing four-quarter basis averaged $2.3 million a quarter. Combining the rolling four quarters of earnings and the corporate cost run rate gives an annual EBITDA for our core businesses of over $29 million.

The potential to grow these businesses is demonstrated by the start-up of the new facility at BP Whiting. The new outsourced service is part of the package deal we made with BP last year that extended our existing relationship with BP in Toledo for 15 years and added the spent acid needs of BP's facility in Whiting, Indiana for a similar period.

The focus of the Power Generation group in the third quarter continued to be on executing the Syncrude and Santee Cooper projects which incorporate our proprietary gas cleaning technology. Construction of the Syncrude project is now well underway. Completion and startup is still scheduled for 2004, although this timing is tied to Syncrude's overall completion of their Upgrader project.

The bid process for construction of the Santee Cooper project has been completed although contracts are yet to be awarded. We are working towards securing financing through the construction phase that will provide an acceptable risk profile for Marsulex.

Senior Subordinated Notes Offer

As a result of the Chemtrade transaction, on July 15, 2002 we commenced an offer to purchase up to US$44.2 million of the principal amount of the Senior Subordinated Notes at par plus accrued interest. The offer was over-subscribed with a total of $47.2 million being tendered. The full amount of the offer of $44.2 million plus accrued interest of $0.6 million was paid out on a pro rata basis on August 20, 2002. This fully satisfies our obligation under the terms of the indenture.

Outlook

We expect the steady performances of our core businesses, with allowances for the usual seasonal variations, to continue in the fourth quarter and therefore produce earnings for 2002 in line with last year.

We are also pursuing the development of new air quality compliance solutions for power generators. This involves both our own proprietary technology as well as innovative strategic partnerships that will increase our ability to offer total outsourcing solutions.

/s/David M Gee
David M Gee
President & Chief Executive Officer

                      Management's Discussion and Analysis

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes.

REVIEW OF THIRD QUARTER 2002

The results for the third quarter were in line with expectations and reflected a solid operating performance from the Refinery Services group; steady results from the Company's operations in western Canada; and ongoing investment in outsourced air quality compliance services for the power generation industry. Construction of the Refinery Services group's site emissions facility at BP's Whiting, Indiana refinery, part of a package of environmental services provided to BP in Whiting and Toledo, was completed during the quarter. The results included fees earned from the start-up of the facility. The Power Generation group focused on executing the new outsourcing projects for Syncrude in western Canada and Santee Cooper in South Carolina, as well as continuing research and development of new air quality compliance solutions for the power generation industry.

On August 20, 2002 the Company completed the offer, announced on July 15, 2002 to purchase up to US$44.2 million of its 9 5/8% Senior Subordinated Notes. The offer was made under the terms of the indenture relating to the Notes, as a result of the Chemtrade Transaction. A total principal amount of US$47.2 million was tendered. The Company acquired US$44.2 million principal amount of the Notes plus accrued interest of US$0.6 million, fulfilling its obligations under the terms of the indenture. The repurchase of the Senior Subordinated Notes has reduced interest costs by approximately US$1.1 million per quarter.

RESULTS OF OPERATIONS

The Company is focused on providing outsourced environmental compliance solutions to two principal industries: oil refining and electric power generation. These services are provided through three operating segments:
Refinery Services, Western Markets and Power Generation. A fourth, non-operating segment, Corporate, provides project execution support, finance, information systems, human resources, and risk management to the operating segments.

Comparison of the results of the Company and its operating groups with the same period last year are affected by the sale of the Company's sulphur removal assets in North America to Chemtrade Logistics Income Fund (the Chemtrade Transaction) that was completed on July 18, 2001 and by the disposition of non-core businesses of the Power Generation group in the third quarter of 2001 and in January 2002. Contributions of the eastern North American sulphur removal assets are included in Western Markets results for the nine months ended September 30, 2001, and the results of Refinery Services are affected by changes to certain contractual relationships that were restructured as a result of the Chemtrade Transaction. In addition, the consolidated statements of operations and cash flow for the nine months ended September 30, 2001 have been restated to reflect the disposal of the discontinued operations of BCT Chemtrade Corporation (which were also sold as part of the Chemtrade Transaction).

Revenue and Gross Profit

Consolidated revenue was $34.0 million for the third quarter 2002, down $14.7 million, or 30.2% from $48.7 million for the same period in 2001. Revenue for the nine months was $105.2 million for 2002 compared with revenue of $193.7 million for the nine months ended September 30, 2001, a decline of $88.5 million or 45.7%. The decline reflects the impact of the Chemtrade Transaction as the third quarter and nine months ended in 2001 included the results for the sulphur removal assets in eastern North America to July 18, 2001 and the disposal of Power Generation assets.

Similarly, gross profit for the third quarter of 2002 was $13.7 million, a decrease of $4.0 million or 22.6% from the same period in 2001. For the nine months ended September 30, 2002 gross profit was $39.7 million a decrease of $29.5 million or 42.6% when compared to the same period of 2001. Gross profit as a percentage of revenue increased from 36.3% for the third quarter of 2001 to 40.3% for the same period of 2002 and from 35.7% for the nine months ended September 30, 2001 to 37.7% for the same period of 2002.

Refinery Services provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.

Refinery Services' revenue was $17.3 million for the third quarter of 2002 compared to $18.5 million for the third quarter in 2001 and $52.0 million for the nine months of 2002 compared to $52.6 million for the same period in 2001. The third quarter revenue was in line with expectations and included the fees earned from the start up of the BP Whiting facility.

Western Markets provides environmental removal services as well as chemical products to customers in Western Canada. The group produces a range of water treatment and other sulphur-based chemicals at four plants based in three locations in Western Canada. For example, it is one of the leading producers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.

Revenue for Western Markets in the third quarter of 2002 was $14.1 million compared with $18.6 million for the same period in 2001, a decrease of 24.2%. The revenue for the nine months ended September 30, 2002 was $40.9 million, down $61.8 million or 60.2% from the same period in 2001. The 2001 revenue includes revenue until July 18, 2001 relating to the sulphur removal assets included in the Chemtrade Transaction. The lower revenue in 2002 compared to similar periods in 2001 reflects the sale of these assets on July 18, 2001. On a comparable basis, the revenue for Western Markets was similar to the prior year. When the effects of the Chemtrade Transaction are ignored, Western Markets' revenue for the nine months reflects strong seasonal demand in the second quarter of 2002 for the Company's water treatment and pulp and paper bleaching chemicals and is the primary reason for the increase over the same periods in 2001.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. The group also provides services to the cement industry through its patented CP-Gyp process which uses a by-product of the scrubbing process used by some manufacturers and combines it with cement kiln dust to produce a useable cement additive.

Revenue for the Power Generation group was $2.7 million in the third quarter of 2002, down 76.7% from $11.6 million for the same period in 2001. For the nine months ended September 30, 2002, revenue was $12.3 million compared to $38.4 million for the same period of 2001, a 68.0% decrease. The decrease reflected the disposal of the parts and service business in the first quarter of 2002 and the sale of the mechanical collectors business in the third quarter of last year. Revenue for the third quarter was largely composed of fees earned during the quarter while the nine months results included revenue from the major FGD system installation for Virginia Power which was substantially completed in the first quarter of this year.

Selling, General, Administrative and Other Costs

Selling, general, administrative and other ("SGA") costs were $4.9 million in the third quarter of 2002 compared to $8.8 million for the same period in 2001, a decrease of $3.9 million or 44.3%. For the nine months ended September 30, 2002, SGA costs of $18.6 million were down $17.9 million or 49.0% from $36.5 million for the same period in 2001. The decrease in SGA costs was due primarily to dispositions associated with the Chemtrade Transaction and the sale of non-core assets in Power Generation. SGA costs for the third quarter and nine months ended September 30, 2001 included the impact of the sales of the sulphur removal assets, the mechanical collectors business, and the parts and service business.

As a percent of revenue, SGA costs were 14.4% for the third quarter of 2002 (18.1% for the same period in 2001) and 17.7% for the nine months ended September 30, 2002 (18.8% for the same period in 2001).

Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's calculation of EBITDA:



------------------------------------------------------------------------
                    Three months              Nine months
(in thousand of        ended                     ended
dollars)            September 30              September 30
------------------------------------------------------------------------
                       2002      2001          2002       2001
                             (restated(1))                (restated(1))
------------------------------------------------------------------------

Revenue              $34,036     $48,655      $105,248     $193,676

Cost of sales and
services              20,369      30,982        65,576      124,520
------------------------------------------------------------------------
Gross profit          13,667      17,673        39,672       69,156

Selling, general,
  administrative
  and other costs      4,883       8,818        18,563       36,480
------------------------------------------------------------------------
EBITDA                $8,784      $8,855       $21,109      $32,676
------------------------------------------------------------------------

(1) See note 5b of the unaudited interim consolidated financial statements

EBITDA for the third quarter of 2002 was $8.8 million compared to $8.9 million for the same period in 2001. For the nine months ended September 30, 2002, EBITDA decreased $11.6 million to $21.1 from $32.7 million for the same period in 2001. The decrease in EBITDA for the nine months ended September 30, 2002 is attributable primarily to the inclusion of the results of the sulphur removal assets in eastern North America in the prior periods.

Third quarter 2002 EBITDA for Refinery Services was $5.9 million compared to $5.4 million for the third quarter of 2001 and $15.3 million for the nine months ended September 30, 2002 compared to $17.5 million for the same period of 2001. The Montreal plant continued the strong performance that it has delivered all year, and the Toledo plant operated at capacity throughout the period. The third quarter results included the fees earned from the newly constructed site emissions facility at BP Whiting. However, comparability with results of the prior periods is impacted by changes to contractual relationships with Irving Oil that were restructured as a result of the Chemtrade Transaction. Prior to the Chemtrade Transaction, Marsulex processed spent acid for Irving's Saint John refinery and as part of a major refinery expansion and upgrade, Irving constructed its own on-site regeneration facility and Marsulex entered into a new agreement with Irving to remove and distribute the excess sulphuric acid produced by the new facility. The impact of the loss of the Irving regeneration volume was more than offset by the new BP Whiting relationship. This year's earnings from the Irving regeneration volume have substantially disappeared as they complete their transition to their new regeneration facility, and the acid resale contract which replaced it was sold to Chemtrade.

Western Markets' EBITDA for the third quarter of 2002 was $5.1 million compared to $5.4 million for the same period in 2001 and included the results from the sulphur removal assets for only 18 days. For the nine months ended September 30, 2002, Western Markets' EBITDA was $14.6 million compared to $25.6 million for the same period of 2001 reflecting the inclusion of the results from sulphur removal assets in 2001 until July 18. On a comparable basis, Western Markets' EBITDA was essentially flat to last year for the third quarter and ahead of last year for the nine months ended September 30, 2002 reflecting seasonal demand in the second quarter for the Company's water treatment and pulp and paper bleaching chemicals.

EBITDA for Power Generation for the third quarter of 2002 was a loss of $0.5 million compared to earnings of $0.8 million for the third quarter of 2001, while EBITDA for the nine months ended September 30, 2002 was essentially flat when compared to the same period in 2001.

Corporate costs for the third quarter of 2002 of $1.7 million included a foreign exchange gain on US denominated working capital of $0.9 million.

Depreciation and Amortization

Depreciation expense for the third quarter of 2002 was $3.7 million compared to $3.2 million for the same period in 2001, an increase of $0.5 million or 15.6%. For the nine months ended September 30, 2002, depreciation was $11.0 million compared to $11.9 million for 2001 largely attributable to the reduction in depreciation due to the disposition of fixed assets in the Chemtrade Transaction.

The Company has adopted the new Canadian Institute of Chartered Accountants'
(CICA) Handbook Section 3062, "Goodwill and other intangible assets", effective January 1, 2002. Under this section the Company no longer amortizes goodwill, but instead goodwill will be tested annually for impairment by comparing the carrying value of the reporting unit to the respective fair value. A review of business combinations prior to July 1, 2001 was performed by the Company with no changes required to the book values of goodwill and no previously unrecognized intangible assets were recorded. The Company completed the annual impairment test for goodwill during the second quarter and determined that there was no impairment of the book value of goodwill. Had this new standard been applied in the three months and the nine months ended September 30, 2001, net earnings would have increased by $1.2 million and $3.2 million respectively.

Foreign Exchange Loss (Change in accounting policy)

Under the CICA Handbook revision to Section 1650, "Foreign currency translation", foreign currency translation differences from the translation on the Senior Notes outstanding as at September 30, 2001 are no longer deferred and amortized but rather taken directly into income. Therefore, in accordance with the revision, the net earnings for the third quarter have been restated to reflect a decrease of $0.3 million. In addition, the January 1, 2001 opening retained earnings has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date. There is no impact to the third quarter and nine months ended September 30, 2002 and September 30, 2001 earnings because the Senior Notes were fully retired on July 18, 2001 as part of the Chemtrade Transaction.

Interest Expense, Net

Net interest expense was $1.6 million in the third quarter of 2002, a decrease of $0.7 million or 30.4% over the $2.3 million net expense for the same period in 2001 and is the result of the purchase of the Senior Subordinated Notes. For the nine months, net interest expense was $7.6 million, a decrease of $3.3 million or 30.3% from the net interest expense of $10.9 million for the same period last year reflecting the reduced debt level of the Company.


Income Taxes

The overall effective income tax rate for the nine months ended September 30, 2002 was 34.8% compared to the statutory rate of 38.6% and to the prior year effective rate of 15.0%. The effective income tax rate for the three months ended September 30, 2002 was 26.0% compared to 14.6% for the same period in 2001.

Given the nature and location of its operations, the Company would have expected a tax rate of 37.0%. The effective rate can vary from the expected rate due to the amount of current and prior year losses, the benefits of which have not been recognized, and the costs associated with the Company's current of debt. The rate may fluctuate from period to period.

The Company currently incurs approximately $2.0 million in cash taxes each year. Management expects this to continue into the near future given the significant tax losses available to offset future increases in taxable income.

CONSOLIDATED BALANCE SHEETS

Total assets were $261.9 million at September 30, 2002 compared to $343.3 million at December 31, 2001.

The net book value of property, plant, and equipment at September 30, 2002 increased by $17.8 million over the December 31, 2001 balance of $111.9 million. This increase is primarily due to capital additions during the nine months ended September 30, 2002 of $25.5 million reduced by depreciation expense of $11.0 million, disposals, and the impact of a stronger Canadian dollar versus the US dollar for US property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable decreased by $0.3 million to $31.8 million from the December 31, 2001 balance of $32.1 million. Accounts payable decreased by $3.7 million to $7.6 million from the December 31, 2001 balance of $11.3 million, while accrued liabilities decreased $7.6 million when compared to the December 31, 2001 balance of $21.3 million largely due to the reduced activity on the major Power Generation project substantially completed in the first quarter of 2002. Inventory has decreased $1.1 million as a result of the disposal of the parts and services business in January of 2002. Prepaid expenses at the end of the third quarter increased by $0.8 million due to prepaid insurance. The $4.3 million owed pursuant to an escrow agreement was collected in January of 2002. The amount of $2.7 million owed by Chemtrade Logistics Inc. relating to the finalization of the working capital remains outstanding with $1.3 million being collected during the second quarter of 2002 and the remainder due over the next three years.

On August 20, 2002 the Company completed the July 15, 2002 offer to purchase its 9 5/8% Senior Subordinated Notes by purchasing the obligated amount of US$44.2 million principal at par plus accrued interest of $0.6 million. Although US$47.2 million was tendered, under both the terms of the offer and the indenture the Company was only obligated to purchase up to the amount of unutilized cash proceeds resulting from the Chemtrade Transaction. In addition, the remaining debt decreased by $0.9 million during the nine months of 2002 due to the strengthening of the Canadian dollar versus its US counterpart. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding     September 30,    December 31,
                                   2002            2001
------------------------------------------------------------------------

Number of common shares        26,833,550      26,781,050
Number of convertible
  shares, non-voting            4,720,182       4,720,182
Number of options               2,729,750       2,736,500

During the second quarter, 60,000 common shares were issued upon the exercise of stock options for cash proceeds of $133,800.

On January 29, 2002, the Company filed a Notice of Intention to make a Normal Course Issuer Bid with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,339,053 of its common shares, representing approximately 5% of its 26,781,050 issued and outstanding common shares. During the nine months ended September 30, 2002 the Company acquired 7,500 shares for $27,150 for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

The Company continues to believe that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a discount to management's estimate of the underlying net asset value of the shares.

The adoption of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" by the Company effective January 1, 2002, had no impact on the Company's previously stated policy of accounting for stock options granted to employees as capital transactions.

Financial Condition & Liquidity

(in millions of dollars)         September     December 31,
                                 30, 2002          2001
------------------------------------------------------------------------

Debt                              $ 96.1         $ 167.5
Debt to Equity                      0.9x            1.7x
Net debt (1)                       $65.1          $ 49.4
Net debt to EBITDA (2)              2.3x            1.3x
Net debt to Equity                  0.6x            0.5x
Interest coverage (EBITDA to
  interest expense)                 2.3x            2.3x
------------------------------------------------------------------------

(1)  Net debt is defined as total debt less cash and cash equivalents.
(2) EBITDA for the last twelve months ended September 30, 2002 includes the results of the sulphur removal assets in eastern North America for the period ending July 1, 2001 to July 17, 2001.

Cash and cash equivalents at the end of the third quarter 2002 were $31.0 with excess cash continuing to be invested in short-term, interest-bearing deposits. This cash, together with any new operating credit facility, will be utilized for, but not limited to, acquisitions or expansions of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets.

As a result of the Chemtrade Transaction on July 18, 2001, the Company was obligated to make an offer within 380 days to purchase the Senior Subordinated Notes. Under the terms of the indenture, the total amount offered was limited to the net cash proceeds from the Chemtrade Transaction reduced by the repayment of the Senior Notes and funds committed and applied on capital projects in the next 360 days. Notwithstanding the foregoing, the Company was not required to purchase more than 25% of the original principal amount (US $26,250,000) prior to the fifth anniversary, June 30, 2003, and accordingly this amount has been recorded as the current portion of long-term debt at June 30, 2002 and at December 31, 2001. The remaining amount, if any, would be required to be included in a second offer to purchase to be made on the fifth anniversary. As previously noted, on August 20, 2002 the Company completed the offer purchase a portion of the Senior Subordinated Notes fully satisfying its obligation under the terms of the indenture and therefore the Company will not be making a second offer on the fifth anniversary of the Senior Subordinated Notes.

Currently the Company has commitments in excess of $200 million relating to the Syncrude and Santee Cooper projects. These commitments exceed current cash balances and internally generated cash; therefore, the Company intends to raise funds to cover its commitments during the construction period of the two projects. Any funds remaining as a result of Senior Subordinated Notes not being tendered would be used to satisfy capital commitments during the construction period. Although the Company's financial indicators had improved subsequent to the Chemtrade Transaction, the assumption of increased debt during the construction period will cause these indicators to change until the projects are completed.

Until new financing is in place, the Company is at risk as to the availability of new credit and the associated interest rates.

Working Capital

The Company's working capital, excluding cash and cash equivalents and current portion of long-term debt, was $12.9 million at September 30, 2002 compared to $11.7 million at December 31, 2001. The $1.2 million increase in working capital was primarily the result of the decrease in accounts payable and accrued liabilities. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The increase in working capital resulted in an increase in the current ratio, excluding cash and cash equivalents and the current portion of long-term debt, from 1.34:1 in 2001 to 1.55:1 in 2002.

CONSOLIDATED STATEMENTS OF CASH FLOWS

During the third quarter of 2002, the Company generated $6.0 million in cash from operations before changes in non-cash working capital, compared to $4.8 million for the same period in 2001 and is the result of the lower net interest expense and current taxes. For the nine months ended September 30, 2002, $11.2 million in cash from operations before changes in non-cash working capital was generated, compared to $19.4 million for the same period in 2001. The decrease for the nine months ended September 2002 was due to the lower EBITDA resulting from inclusion of the sulphur removal assets in eastern North America until July 18, 2001.

Cash and cash equivalents at the end of the third quarter of 2002 was $31.0 million down from $118.1 million at December 31, 2001. Cash provided by operations, cash generated by the disposal of non-core Power Generation assets, and the amounts collected from

Chemtrade Logistics relating to the Chemtrade Transaction were offset by the purchase of the Senior Subordinated Notes, the capital additions and an increase in non-cash working capital.

Capital expenditures for the third quarter of 2002 were $7.9 million compared to $5.0 million for the same period of 2001 and $25.5 million for the nine months of 2002 compared to $14.1 million for the nine months of 2001. The increase for the nine months ended September 30, 2002 was primarily due to the increase in capital expenditures associated with the BP Whiting project on which construction was completed in the third quarter of 2002.

Construction on the Syncrude project is under way. As a result of the fixed price contracts the Company has in place, the current labour conditions of the Fort McMurray area should not have any significant impact on the Company's timing or expected capital investment for the project. The project is scheduled for completion and startup in 2004, with the startup tied to the overall completion of the Upgrader project.

The bid process for the Santee Cooper project has concluded with contracts yet to be awarded as the Company is working towards securing financing through the construction period that provides an acceptable risk profile to Marsulex.

OUTLOOK

The steady performances of the Company's core businesses in the third quarter are expected to continue in the final quarter of the year, with the usual allowances for seasonal factors. This would produce earnings for 2002 in line with the prior year's results.

The trailing four quarters EBITDA for the core businesses of $38.6 million, less the trailing four quarters of corporate costs of approximately $2.3 million per quarter, suggests an annual EBITDA for the core businesses of over $29 million before the impact of Power Generation.

In addition to optimizing the revenue potential of these businesses and looking for broadened relationships, the Company is also paying close attention to cost controls and has taken a number of initiatives in this area in recent months.

The Power Generation group will continue to focus on execution of the Syncrude and Santee Cooper projects and on the development of new air quality compliance solutions for power generators.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)
===============================================================================================================================
                                                                                         September 30           December 31
                                                                                             2002                  2001
                                                                                         (unaudited)
-------------------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents                                                                $ 30,980               $118,148
  Accounts receivable                                                                        31,795                 32,050
  Due from Chemtrade Logistics (note 5c)                                                         --                  4,000
  Note from Chemtrade Logistics (note 5c)                                                        --                  4,305
  Inventories                                                                                 2,055                  3,217
  Future tax asset                                                                              991                  1,171
  Prepaid expenses and other assets                                                           1,695                    931
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            67,516                163,822

Property, plant and equipment                                                               129,667                111,873
Deferred charges and other assets, net of accumulated amortization                            6,338                  8,698
Goodwill, net of accumulated amortization (note 3b)                                          58,402                 58,899
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           $261,923               $343,292
===============================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                                          $ 7,576               $ 11,274
  Accrued liabilities                                                                        13,692                 21,259
  Income taxes payable                                                                           21                  1,453
  Interest payable                                                                            2,312                     --
  Current portion of long-term debt                                                              --                 41,885
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             23,601                 75,871

Long-term debt                                                                               96,071                125,654
Deferred revenues                                                                             1,762                  2,113
Other liabilities                                                                             9,901                  9,993
Future tax liability                                                                         17,783                 18,512
Minority interest                                                                            11,176                  9,995

Shareholders' equity:
  Capital stock (note 8)                                                                     57,625                 57,505
  Retained earnings                                                                          41,272                 39,552
  Foreign currency translation adjustment                                                     2,732                  4,097
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            101,629                101,154
-------------------------------------------------------------------------------------------------------------------------------
                                                                                          $ 261,923               $343,292

===============================================================================================================================

MARSULEX INC.
Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)
===================================================================================================================================
                                                                          Three months ended               Six months ended
                                                                             September 30                    September 30
----------------------------------------------------------------------------------------------------------------------------------
                                                                         2002           2001             2002             2001
                                                                                      (restated                          (restated
                                                                                      note 3c &                        note 3c & 4a)
                                                                                         4a)
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                 $34,036       $48,655            $105,248       $193,676

Cost of sales and services                                               20,369        30,982              65,576        124,520
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                             13,667        17,673              39,672         69,156

Selling, general, administrative and other costs                          4,883         8,818              18,563         36,480
Loss on disposal of property, plant and equipment                            --            --                  20             --
Depreciation                                                              3,664         3,195              10,965         11,925
----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before the undernoted                 5,120         5,660              10,124         20,751

Unusual items (note 4)                                                  (1,251)        54,111               2,361         54,111
Foreign exchange loss (note 3c)                                              --         (664)                  --        (1,045)
Amortization of deferred charges                                          (129)         (186)               (391)          (928)
Interest income                                                             419         1,424               1,714          2,131
Interest expense                                                        (1,975)       (3,716)             (9,342)       (13,014)
----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes, minority         2,184        56,629               4,466         62,006
    interest and  amortization of goodwill
Income taxes
     Current                                                                722         2,932               1,704          3,948
     Future                                                               (154)         5,827               (152)          6,457
----------------------------------------------------------------------------------------------------------------------------------
                                                                            568         8,759               1,552         10,405

Minority interest                                                           439           359               1,181          1,038
----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before amortization of goodwill       1,177        47,511               1,733         50,563
Amortization of goodwill, net of income taxes (note 3b)                      --         1,240                  --          3,155
----------------------------------------------------------------------------------------------------------------------------------
Earnings  from continuing operations                                      1,177        46,271               1,733         47,408
Earnings from discontinued operations, net of tax (note 5b)                  --        15,347                  --         16,644
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                             $1,177       $61,618              $1,733        $64,052
===================================================================================================================================
Earnings per share
    Basic before amortization of goodwill                                 $0.04         $1.51               $0.05          $1.61
    Basic from continuing operations                                      $0.04         $1.47               $0.05          $1.50
    Basic                                                                 $0.04         $1.96               $0.05          $2.03
    Diluted, before amortization of goodwill                              $0.04         $1.49               $0.05          $1.59
    Diluted, from continuing operations                                   $0.04         $1.45               $0.05          $1.49
    Diluted                                                               $0.04         $1.93               $0.05          $2.02


Consolidated Statement of Retained Earnings (Deficit) (unaudited) For the nine months ended September 30, 2002 with comparative figures for 2001 (in thousands of dollars)
================================================================================================================
                                                                                     2002              2001
----------------------------------------------------------------------------------------------------------------
Retained earnings (deficit), beginning of year:
    As previously reported                                                           $39,552       $(22,412)
    Adjustment on adoption of foreign currency translation (note 3c)                      --         (1,522)
----------------------------------------------------------------------------------------------------------------
    As restated                                                                       39,552        (23,934)
    Premium on common stock purchased for cancellation (note 8a)                        (13)              --

Net earnings                                                                           1,733          64,052
----------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                     $41,272         $40,118
================================================================================================================

MARSULEX INC.
Consolidated Statements of Cash Flow (unaudited)
(in thousands of dollars)
===================================================================================================================================
                                                                       Three months ended                 Six months ended
                                                                          September 30                      September 30
----------------------------------------------------------------------------------------------------------------------------------
                                                                        2002             2001             2002             2001
                                                                                    (restated note                    (restated note
                                                                                      3c & 5a)                          3c & 5a)
----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
 Net earnings                                                            $1,177          $61,618           $1,733          $64,052
 Items not affecting cash:
  Earnings from discontinued operations                                      --         (15,347)               --         (16,644)
  Depreciation                                                            3,664            3,195           10,965           11,925
  Loss on disposal of property, plant and equipment                          --               --               20               --
  Unusual items (note 4)                                                  1,185         (54,111)          (2,427)         (54,111)
  Amortization of deferred charges and foreign exchange loss                129              850              391            1,973
  Amortization of goodwill                                                   --            1,250               --            3,615
  Future income taxes                                                     (154)            5,881            (152)            6,269
  Minority interest                                                         439              359            1,181            1,038
  Other non cash items                                                    (414)            1,063            (514)            1,248
----------------------------------------------------------------------------------------------------------------------------------
                                                                          6,026            4,758           11,197           19,365
Decrease (increase) in non-cash operating working capital,
  excluding cash and cash equivalents and current portion of
  long-term debt                                                          6,361         (15,148)          (9,272)         (18,036)
----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) continuing operations                         12,387         (10,390)            1,925            1,329

Cash used in discontinued operations (note 5b)                               --          (2,204)               --          (3,723)

Financing activities:
   Increase in common stock (note 8b)                                        --               --              134               --
   Repurchase of common stock (note 8a)                                    (27)               --             (27)               --
   Repayment of long-term debt (note 5d and note 10)                   (69,492)         (37,723)         (69,492)         (37,723)
   Increase (decrease) in other liabilities                                  --              169               --              211
   Cash provided by (used) in discontinued operations (note                  --               76               --            (380)
     5b)
----------------------------------------------------------------------------------------------------------------------------------
                                                                       (69,519)         (37,478)         (69,385)         (37,892)
Investment activities:
   Proceeds on disposals (notes 5 and note 6)                                --          128,991            3,358          128,991
   Additions to property, plant and equipment                           (7,881)          (5,041)         (25,510)         (14,063)
   Increase in deferred charges                                              --          (1,264)               --          (2,906)
   Decrease (increase) in notes receivable (note 5c and note                787               --          (1,031)               --
   6)
   Acquisition of Harrowston Investment Limited (note 7)                     --          (2,979)               --          (2,979)
   Note from Chemtrade Logistics (note 5c)                                   --          (4,305)            4,305          (4,305)
   Cash provided by discontinued operations (note 5b)                        --           28,447               --           28,269
----------------------------------------------------------------------------------------------------------------------------------
                                                                        (7,094)          143,849         (18,878)          133,007

Foreign exchange loss on cash held in foreign currency                    (379)          (1,018)            (830)          (1,176)
----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                       (64,605)           92,759         (87,168)           91,545

Cash and cash equivalents - beginning of period                          95,585           30,785          118,148           31,999

----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                                $30,980         $123,544          $30,980         $123,544
===================================================================================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements

6.   Basis of presentation

     The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 3 below. These unaudited interim period financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statement and the accompanying notes included in the Company's 2001 Annual Report.

7. Certain 2001 balances have been reclassified to conform to presentation adopted in 2002.

8.   Changes in accounting policies:

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA. The adoption of Handbook Section 3870, "Stock-based compensation and other stock-based payments", had no impact on the Company's previously stated policy of accounting for stock options granted to employees as capital transactions. The adoption of certain provisions of Section 1581, "Business Combinations" relating to goodwill and intangible assets, and
     Section 3062, "Goodwill and other intangible assets", did not have an impact on the financial statements. The revisions to Section 1650, "Foreign Currency Translation" resulted in a decrease to the January 1, 2001 opening retained earnings of $1.5 million relating to the treatment of foreign currency translation for long-term debt. The details of the accounting policy changes are noted below:

     a.  Stock Compensation

         The Company follows the settlement method to account for stock options. Using this method, no expense is recognized for stock options as the strike price is set at the market price on the day the awards are issued. When the stock options are exercised, the proceeds received by the Company are credited to common stock. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002, the Company's results would have been as follows:

         =====================================================================================================
         (in thousand of dollars, except per share amounts)       Three months ended      Nine months ended
                                                                  September 30, 2002     September 30, 2002
         -----------------------------------------------------------------------------------------------------
         Net earnings as reported                                         $1,177               $1,733
         Adjustment for stock options                                       (57)                (141)
         -----------------------------------------------------------------------------------------------------
         Pro forma net earnings                                           $1,120               $1,592
         -----------------------------------------------------------------------------------------------------

         Pro forma basic earnings per share                                $0.04                $0.05
         Pro forma diluted earnings per share                              $0.04                $0.05
         =====================================================================================================

         The fair value of each stock option granted in 2002 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

         =====================================================================================================
                                                                                         Nine months ended
                                                                                         September 30, 2002
         -----------------------------------------------------------------------------------------------------
         Weighted-average exercise price                                                         $3.95
         Weighted-average fair value of options granted during the year                          $2.13
         Expected life of options (years)                                                           10
         Expected stock price volatility                                                           30%
         Expected dividend yield                                                                    0%
         Risk-free interest rate                                                                  5.6%
         -----------------------------------------------------------------------------------------------------

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 2

     b. Business combinations and goodwill and other intangible assets:

         Effective July 2001, generally accepted accounting standards require that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. The Company does not have any intangible assets which would be classified separately from goodwill. Further, effective January 1, 2002 generally accepted accounting standards require that goodwill no longer be amortized, but instead tested for impairment at least annually by comparing carrying value of the reporting unit to the respective fair value in accordance with the provisions of Section 3062. The standard was implemented prospectively and as a result, the amortization of goodwill ceased.

         A review of business combinations prior to July 1, 2001 was performed by the Company with no changes required to the book values of goodwill and no previously unrecognized intangible assets were recorded. The Company has also performed the initial impairment test for goodwill and has determined that there is no impairment of the book value of goodwill. Had this new standard been applied in the three months and the nine months ended September 30, 2001 net earnings would have increased by $1.2 million (3.9 cents basic and diluted earnings per share) and $3.2 million (10.0 cents basic and diluted earnings per share), respectively.

     c. Foreign currency translation:

         Effective January 1, 2002, generally accepted accounting standards were amended to eliminate the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences that the Company previously deferred and amortized are now charged directly to earnings. Prior year financial statements have been restated retroactively to adopt this new Section resulting in net earnings decreasing $0.3 million for the three months ended September 30, 2001 (1.0 cent basic and diluted earnings per share for the three months ended September 30, 2001). The balance of retained earnings at January 1, 2001 has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date.

9.       Unusual items:

     =======================================================================================================================
     (in thousand of dollars)                                              Three months ended        Nine months ended
                                                                              September 30              September 30
     -----------------------------------------------------------------------------------------------------------------------

                                                                               2002         2001        2002          2001
     -----------------------------------------------------------------------------------------------------------------------
     Gain on disposal of sulphur removal assets (note 5a)                         --      $64,768           --      $64,768
     Expenses incurred on early retirement of debt (notes 5d and note 10)     (1,252)      (7,038)      (1,252)      (7,038)
     Write-off of deferred charges                                                --       (3,619)           --      (3,619)
     Gain of disposal of parts and service business and other assets
     (note 6)                                                                     --           --        3,612           --
     -----------------------------------------------------------------------------------------------------------------------
     Total unusual items                                                     $(1,252)      $54,111      $2,360      $54,111
     =======================================================================================================================

10.  Sale of sulphur removal assets and BCT Chemtrade Corporation

     On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation
     (BCT), a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the Chemtrade Transaction) or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT.

a. The sale of the sulphur removal services asset in eastern North America resulted in the following gain:

         -----------------------------------------------------------------------
         Proceeds of disposition                                       $128,142
         Net book value and costs of sale                                63,374
         -----------------------------------------------------------------------
         Gain on sale, before income taxes                               64,768
         Income taxes                                                    (9,921)
         -----------------------------------------------------------------------
         Gain on sale, net of tax                                      $ 54,847
         =======================================================================

b. The operations of BCT comprised one operating segment. Accordingly, for reporting purposes, the gain on the sale, the results of operations and cash flows of this business, to the date of sale, are presented and disclosed as discontinued operations. Additional information related to the discontinued operations is as follows:

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 3

         =================================================================================================================
         (in thousands of dollars)                                            Three months ended     Nine months ended
                                                                              September 30, 2001     September 30, 2001
         -----------------------------------------------------------------------------------------------------------------
         Revenue                                                                      $5,798               $48,221
         -----------------------------------------------------------------------------------------------------------------
         Earnings from operations before depreciation                                    508                 2,754
         -----------------------------------------------------------------------------------------------------------------
         Earnings before taxes                                                           398                 2,379
         Provision for income taxes                                                      (80)                (476)
         Minority interest                                                               (99)                (387)
         -----------------------------------------------------------------------------------------------------------------
         Earnings from discontinued operations                                          $219                $1,516

         Gain on sale                                                                 15,863                15,863
         Provision for income taxes                                                     (735)                 (735)
         -----------------------------------------------------------------------------------------------------------------
         Net gain on disposal                                                         15,128                15,128
         -----------------------------------------------------------------------------------------------------------------
         Earnings from discontinued operations                                       $15,347               $16,644
         =================================================================================================================
         Cash provided by (used in):
            Operating activities                                                     $(2,204)              $(3,723)
            Financing activities                                                          76                  (380)
            Investment activities                                                     28,447                28,269
         -----------------------------------------------------------------------------------------------------------------
         Increase in cash and cash equivalents from discontinued operations          $26,319               $24,166
         =================================================================================================================

c. As part of the Chemtrade Transaction, Chemtrade Logistics Inc. owed the Company $4.0 million at December 31, 2001 relating to the finalization of working capital, of which $1.3 million was collected during second quarter 2002 and the remainder will be collected over the next three years and is recorded in other assets. The note in the amount of $4.3 million pursuant to an escrow agreement was received in January 2002.

e. On July 18, 2001 the Company fully retired its outstanding 10.21% Senior Notes and cancelled its US $50,000,000 operating credit facility at an expense of $7,038,000. These expenses included the write-off of deferred debt issuance costs and foreign exchange costs of $4,344,000 and a make-whole payment of $2,694,000.

6.       Disposal of parts and service business and other assets:

         On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

                                                       (in thousands of dollars)
         ----------------------------------------------------------------------
         Proceeds of disposition                                   $6,545
         Net book value and costs of sale                           2,933
         ----------------------------------------------------------------------
         Gain on sale, before income taxes                          3,612
         Income taxes                                                  --
         ----------------------------------------------------------------------
         Gain on sale, net of tax                                  $3,612
         ======================================================================

7.       Acquisition of Harrowston Investments Limited:

         On July 17, 2001, the Company purchased the shares of Harrowston Investments Limited from its major shareholder, Harrowston Inc. for $2,979,000; principal assets of Harrowston Investments Limited comprised of future income tax assets. Harrowston Investment Limited was merged with the Company.

8.       Capital stock

     a. On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid (NCIB) pursuant to which the Company may purchase 1,339,053 of its common shares issued and outstanding. The NCIB commenced on February 1, 2002 and will terminate on January 31, 2003 or such earlier date as the Company completes its purchases. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the quarter ended September 30, 2002, the Company acquired 7,500 shares for cancellation for total cash proceeds of $27,000.

     b. During the second quarter 2002, the Company issued 60,000 common shares for cash proceeds of $133,800 upon the exercise of stock options.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 4

9.   Income taxes

     The overall effective income tax rate for the nine months ended September 30, 2002 was 34.8% compared to the statutory rate of 38.6% and to the prior year effective rate of 15.0%. The effective income tax rate for the three months ended September 30, 2002 was 26.0% compared to 14.6% for the same period in 2001.

     Given the nature and location of its operations, the Company would have expected a tax rate of 37.0%. The effective rate can vary from the expected rate due to the amount of current and prior year losses, the benefit of which has not been recognized, and the costs associated with the Company's current level of debt. The rate may fluctuate from period to period.

     The Company currently incurs approximately $2.0 million in cash taxes each year. Management expects this to continue into the near future given the significant tax losses available to offset future increases in taxable income.

10. Offer to purchase bonds

     On August 20, 2002 the Company completed the July 15, 2002 offer to purchase its 9 5/8% Senior Subordinated Notes by purchasing the obligated amount of US$44.2 million principal at par plus accrued interest of US$0.6 million. Although US$47.2 million was tendered, under both the terms of the offer and the indenture, the Company was only obligated to purchase up to the amount of unutilized cash proceeds resulting from the Chemtrade Transaction.

     As part of the purchase, the Company incurred expenses of $1,252,000 comprised of writing off of deferred debt issuance costs of $1,185,000 and expenses incurred on the transaction of $67,000.

11.  Segments

     The Company's activities are divided into four reportable segments. The three operating segments are Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

     Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

     Western Markets provides environmental removal services, as well as chemical products, to customers in Western Canada and until July 18, 2001 included the sulphur removal services in Eastern North America that was sold as part of the Transaction.

     Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The segment also provides services to the cement industry through its patented CP-Gyp process.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 5

Schedule of business segments (unaudited)
For the three months ended September 30
(in thousands of dollars)

========================== ===================== ===================== ==================== ===================== ==================
                            Refinery Services     Western Markets(2)    Power Generation     Corporate Support           Total
========================== ===================== ===================== ==================== ===================== ==================
                             2002       2001       2002       2001       2002       2001      2002       2001       2002       2001
-------------------------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ---------- -------
Revenue from external
 customers                 $17,327    $18,459    $14,052   $18,613     $ 2,657    $11,583   $    --    $    --    $34,036   $48,655
========================== =======    =======    =======   =======     =======    =======   =======    =======    =======   =======

Earnings (loss) from
 continuing operations
 before depreciation,
 including loss on
 disposal                  $ 5,888    $ 5,354    $ 5,140   $ 5,427     $  (501)   $   760   $(1,743)   $(2,686)   $ 8,784   $ 8,855
Depreciation, including
 loss on disposal            3,001      2,507        327       588         282         44        54         56      3,664     3,195
========================== =======    =======    =======   =======     =======    =======   =======    =======    =======   =======

Earnings (loss) from
 continuing operations
 before the undernoted     $ 2,887    $ 2,847    $ 4,813   $ 4,839     $  (783)   $   716   $(1,797)   $(2,742)   $ 5,120   $ 5,660
========================== =======    =======    =======   =======     =======    =======   =======    =======    =======   =======

Capital expenditures
 from continuing
 operations                $   908    $ 3,761    $    92   $    60     $ 6,811    $ 1,220   $    70         --    $ 7,881   $ 5,041
========================== =======    =======    =======   =======     =======    =======   =======    =======    =======   =======


Schedule of business segments (unaudited)
For the nine months ended September 30
(in thousands of dollars)

========================== ===================== ===================== ==================== =====================
                            Refinery Services     Western Markets(2)    Power Generation     Corporate Support
========================== ===================== ===================== ==================== =====================
                             2002       2001       2002       2001       2002       2001      2002       2001
-------------------------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ----------
Revenue from external
 customers                   $ 51,988   $ 52,559   $40,919   $102,748   $ 12,341    $ 38,369         $--          $--
==========================   ========   ========   =======   ========   ========    ========    ========    =========

Earnings (loss) from
 continuing operations
 before depreciation,
 including loss (gain)
 on disposal                 $ 15,291   $ 17,543   $14,634   $ 25,631   $ (1,157)   $ (1,066)   $ (7,659)   $  (9,432)
Depreciation, including
 loss (gain) on disposal        8,980      7,709       976      3,703        867         147         162          366
==========================   ========   ========   =======   ========   ========    ========    ========    =========

Earnings (loss) from
 continuing operations
 before the undernoted       $  6,311   $  9,834   $13,658   $ 21,928   $ (2,024)   $ (1,213)   $ (7,821)   $  (9,798)
--------------------------   --------   --------   -------   --------   --------    --------    --------    ---------

Capital expenditures
 from continuing
 operations                  $ 11,552   $  8,175   $   377   $    551   $ 13,423    $  5,256    $    158    $      81
==========================   ========   ========   =======   ========   ========    ========    ========    =========

Total assets before
 goodwill (1)                $120,999   $103,385   $23,106   $ 23,742   $ 20,630    $ 21,089    $ 38,786    $ 136,177
Goodwill, net of
 amortization (1)              46,002     46,425     4,468     4, 468      7,932       8,006          --           --
--------------------------   --------   --------   -------   --------   --------    --------    --------    ---------
Total assets (1)             $167,001   $149,810   $27,574   $ 28,210   $ 28,562    $ 29,095    $ 38,786    $ 136,177
--------------------------   --------   --------   -------   --------   --------    --------    --------    ---------


(3)  2001 assets are at December 31

(4) Includes the sulphur removal services in eastern North America until July 18th for the quarter and the nine months in 2001.

Schedule of business segments (unaudited)
For the nine months ended September 30
(in thousands of dollars)

==========================  =====================
                                  Total
==========================  =====================
                              2002       2001
--------------------------  ---------- ----------

Revenue from external
 customers                    $105,248   $193,676
==========================  ========== ==========

Earnings (loss) from
 continuing operations
 before depreciation,
 including loss (gain)
 on disposal                   $ 21,109   $ 32,676
Depreciation, including
 loss (gain) on disposal         10,985     11,925
==========================     ========   ========

Earnings (loss) from
 continuing operations
 before the undernoted         $ 10,124   $ 20,751
--------------------------     --------   --------

Capital expenditures
 from continuing
 operations                    $ 25,510   $ 14,063
==========================     ========   ========

Total assets before
 goodwill (1)                  $203,521   $284,393
Goodwill, net of
 amortization (1)                58,402     58,899
--------------------------     --------   --------
Total assets (1)               $261,923   $343,292
--------------------------     --------   --------


(1)  2001 assets are at December 31

(2) Includes the sulphur removal services in eastern North America until July 18th for the quarter and the nine months in 2001.

MARSULEX
[GRAPHIC LOGO OMITTED]


                           Management Team                               Head Office

                           David Gee                                     111 Gordon Baker Road
                           President & Chief Executive Officer           Suite 300
                                                                         Toronto, Ontario
                           Laurie Tugman                                 M2H 3R1
                           Executive Vice President
                           & Chief Financial Officer                     Tel:     (416) 496-9655
                                                                         Fax:     (416) 496-4155
                           Robert  Cardell
                           Vice President & General Manager,             Stock Exchange Listing
                           Power Generation Group                        The Toronto Stock Exchange
                                                                         Stock symbol: MLX
                           Eric Denman
                           Vice President,                               Transfer Agent and Registrar
                           Operational Excellence                        Computershare Investor Services
                                                                         100 University Avenue
                           Edward R. (Ted) Irwin                         11th Floor
                           Vice President, Finance                       Toronto, Ontario
                                                                         M5J 2Y1
                           Doug Osborne
                           Vice President,                               Shareholder inquiry line:
                           Western Markets Group                         1-800-663-9097

                           Brian Stasiewicz                              Investor Information
                           Vice President,                               Shareholders or other interested parties
                           Refinery Services                             seeking financial information about the
                                                                         company are invited to call:
                           Judith George
                           Corporate Secretary                           Laurie Tugman
                                                                         Executive Vice President
                                                                         & Chief Financial Officer
                                                                         (416) 496-4157

                                                                         Financial Calendar 2002
                                                                         Fiscal year end:  December 31
                                                                         Interim reports mailed:
                                                                         May, August, November

                                                                         Web Site
                                                                         www.marsulex.com
                                                                         ----------------

SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MARSULEX INC.






November 14, 2002                   By:     /s/Lucio Milanovich
                                            ________________________________
                                            Lucio Milanovich
                                            Director, Finance